UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Forte Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

34962G109

(CUSIP Number)

Jacob Ma-Weaver

Cable Car Capital LLC

2261 Market Street #4307

San Francisco, California 94114

(415) 857-1965

Christopher P. Davis, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

500 Fifth Avenue

New York, New York 10110

(212) 880-9865

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Funicular Funds, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,031,987
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,031,987
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,031,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.59%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Jacob Ma-Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,031,987
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,031,987
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,031,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.59%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 34962G109

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following for the purpose of mooting certain claims by the Issuer:

On October 28, 2023, the Issuer filed a vexatious legal action against two of the Reporting Persons, Jacob Ma-Weaver and Funicular Funds, LP, and numerous other defendants in the U.S. District Court for the Northern District of Texas (the “Complaint”). The Funicular Fund, LP, which is a feeder fund of Funicular Funds, LP that as previously reported no longer holds any position in the Issuer, and “Cable Care Capital LLC” were also named in the Complaint. The Complaint alleges, without evidence, that the Reporting Persons and other defendants were allegedly part of an undisclosed group. The Complaint asserts purported violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, violations of Section 13(d) of the Exchange Act, and tortious interference. The foregoing description is qualified in its entirety by reference to the Complaint, which is attached as Exhibit B hereto and incorporated by reference herein. On November 20, 2023, the parties agreed to a stipulation pursuant to which the defendants will respond to the Complaint on or before January 16, 2024.

The Reporting Persons believe the Complaint is frivolous and the allegations set forth in the Complaint are utterly baseless and without merit. Nothing in this filing shall be deemed an admission of the existence or materiality of any purported misstatement or omission, as alleged in the Complaint. The Reporting Persons deny all allegations in the Complaint, including, without limitation, their membership in the purported group and that any additional or corrective disclosures were or are required. The Reporting Persons intend to defend themselves vigorously and will pursue all available rights and remedies.

As previously disclosed, on July 6, 2023, the Reporting Persons submitted a precatory shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 to recommend the removal of the Issuer’s poison pill. The proposal received 11,096,793 votes in favor, which would have represented a majority of the outstanding shares, but for the Issuer’s dilutive July 28, 2023 private placement to members of the Issuer’s management and their favored parties.

The Reporting Persons observe that other defendants named in the Complaint are currently engaged in litigation with the Issuer in Delaware regarding the propriety of the placement. The Complaint appears to be a misguided response to that litigation, to which the Reporting Persons are not parties, except as absent members of a purported class of shareholders.

It is unfortunate that the Issuer chose not to engage with the Reporting Persons prior to filing the Complaint. The Reporting Persons believe the Issuer is wasting its resources and those of the Reporting Persons over a difference of opinion – which happens to be shared by many other stockholders – and which the Reporting Persons have communicated politely and professionally, and at all times appropriately.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated to read as follows:

(a) The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on 36,335,105 shares outstanding as of November 10, 2023, which is the total number of shares outstanding as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023. As of the close of business on January 8, 2024, the Fund beneficially owned 2,031,987 Shares. Cable Car, as the General Partner of the Fund, may be deemed the beneficial owner of the 2,031,987 Shares owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 2,031,987 Shares owned by the Fund.

CUSIP No. 34962G109

Item 7. Material to be Filed as Exhibits

Exhibit A:	Proposal Letter

Exhibit B:	Complaint filed in the United States District Court for the Northern District of Texas, Dallas Division

CUSIP No. 34962G109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2024

Funicular Funds, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

/s/ Jacob Ma-Weaver
Jacob Ma-Weaver

CUSIP No. 34962G109

EXHIBIT A

PROPOSAL LETTER

RESOLVED, that the stockholders of Forte Biosciences, Inc., a Delaware corporation (the “Company”) request that the Board of Directors (the “Board”) of the Company take all steps necessary to terminate without delay the Preferred Stock Rights Agreement, dated as of July 12, 2022, as amended on June 26, 2023 (the “Rights Agreement”).

SUPPORTING STATEMENT

When the Board adopted the Rights Agreement on July 12, 2022, in the absence of any colorable threat to the Company and without any opportunity for shareholders to vote, the Company already had substantial anti-takeover protections in place. Other than to demonstrate the Board’s contempt for the Company’s stockholders, the imperative for the adoption of the Rights Agreement was at best unclear, and the Board has failed to engage with stockholders on the necessity of the Rights Agreement and the future of the Company. The Board’s unilateral extension of the Rights Agreement for another year, without any intention of allowing a stockholder vote, is poor governance and a troubling sign of management entrenchment that is manifestly not in the best interests of all stockholders.

According to the Company’s latest 10-Q, at the end of Q1 2023, the Company had remaining net current assets of $32.5 million, about $11 million more than its market capitalization at the time of the submission of this Proposal. At the current burn rate, it is likely that the current market capitalization will exceed the company’s remaining resources by year-end. We have previously advocated for an immediate return of capital, and that need is now urgent. Stockholders have a right to weigh in on whether they prefer to stay the course or receive some value from their investment. Instead, the Board has attempted to insulate itself from legitimate stockholder engagement with a poison pill that prevents bidders from presenting their alternatives directly to the stockholders.

It is widely acknowledged that long term poison pills inhibit the stockholder franchise. Corporate governance best practices recommend the submission of any poison pill with a duration of longer than one year to a stockholder vote. In contrast, this Board has spurned good governance, and it seeks to avoid accountability for its entrenching Rights Agreement. We urge all stockholders to vote “for” this proposal to have the Board redeem the pill, permitting you—the true owners of the Company—to have a voice and a vote on this important issue.

WE URGE YOU TO VOTE FOR THIS PROPOSAL TODAY.

EXHIBIT B

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 1 of 42 PageID 1

| | |
|---|---|
| FORTE BIOSCIENCES, INC., a Delaware corporation,<br><br>Plaintiff,<br>v.<br><br>CAMAC FUND, LP, a Delaware limited partnership; CAMAC PARTNERS, LLC, a Delaware limited liability company; CAMAC CAPITAL, LLC, a Delaware limited liability company; ERIC SHAHINIAN; MICHAEL G. HACKE; CHRIS MCINTYRE; MCINTYRE PARTNERSHIPS, LP, a Delaware limited partnership; MCINTYRE CAPITAL GP, LLC, a Delaware limited liability company; MCINTYRE CAPITAL MANAGEMENT, LP, a Delaware limited partnership; MCINTYRE CAPITAL MANAGEMENT GP, LLC, a Delaware limited liability company; ATG FUND II LLC, a Delaware limited liability company; ATG CAPITAL MANAGEMENT, LLC, a Delaware limited liability company; GABRIEL GLIKSBERG; FUNICULAR FUNDS, LP, a Delaware limited partnership; THE FUNICULAR FUND, LP, a Delaware limited partnership; CABLE CARE CAPITAL LLC, a California limited liability company; JACOB MA-WEAVER; BML INVESTMENT PARTNERS, L.P., a Delaware limited partnership; BML CAPITAL MANAGEMENT, LLC, an Indiana limited liability company; and BRADEN M. LEONARD,<br><br>Defendants. | Case No. 23-cv-____<br><br>**JURY TRIAL DEMANDED** |

**COMPLAINT**

Plaintiff Forte Biosciences, Inc. ("Forte" or the "Company"), by and through its undersigned counsel, alleges for its complaint against defendants Camac Fund, LP; Camac Partners, LLC; Camac Capital, LLC; Eric Shahinian; Michael G. Hacke; Chris McIntyre; McIntyre Partnerships, LP; McIntyre Capital GP, LLC; McIntyre Capital Management, LP; McIntyre Capital Management GP, LLC; ATG Fund II LLC; ATG Capital Management, LLC; Gabriel

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 2 of 42 PageID 2

Gliksberg; Funicular Funds, LP; The Funicular Fund, LP; Cable Car Capital LLC; Jacob Ma-Weaver; BML Investment Partners, L.P.; BML Capital Management, LLC; and Braden M. Leonard (collectively, "Defendants") upon knowledge as to itself and information and belief as to all other matters, as follows:

## NATURE OF THE ACTION

1. Forte brings this action to hold Defendants accountable for materially false and misleading securities filings that blatantly violate the federal laws. Through these deceptions, Defendants sought to hijack two seats on Forte's board of directors (the "Board") and to force the Company to liquidate—all solely to benefit Camac and its allies regardless of the damage caused to the Company, its other shareholders and stakeholders.

2. Forte is a biopharmaceutical company focused on developing critical treatments for autoimmune diseases. Forte's lead product—a cutting-edge molecule called FB-102—stands to be a first-in-class therapeutic for serious conditions, including graft-versus-host disease ("GvHD," a potentially fatal transplant complication), alopecia areata, and vitiligo. If successful, FB-102 could ease the suffering of millions of people, while the prospective market for FB-102 is worth billions of dollars.

3. In contrast, Defendant Camac Fund, LP is an admitted opportunistic activist fund that employs smash-and-grab tactics to squeeze cash from companies solely for Camac's benefit to the detriment of other shareholders. To accomplish its objectives, Camac targets a company, acquires stock, and then pressures the company to liquidate (or undertake other drastic value-destroying actions) all to secure a quick return on the fund's "investment" in the target company. Camac cares little for the damage it inflicts on the company or other investors so long as it quickly wrings cash out of the company solely for Camac's benefit.

4. Typically, Camac bands together with other activist funds in a "Wolfpack." These multiple funds encircle a public company by all buying stock and then jointly close in, seeking to force the company to liquidate or engage in some other short-term strategy that solely benefits the Wolfpack at the expense of the Company and its long-term stockholders and other stakeholders.

-2-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 3 of 42 PageID 3

5. That is precisely what Camac has done, and is continuing to do, in this case. After Forte publicly announced it would pursue FB-102, Camac began conspiring with other funds to thwart Forte's efforts to execute on this strategy. First, Camac encouraged other funds to purchase Forte stock. Right on cue, those funds then publicly proclaimed that Forte should immediately reverse plans and just liquidate. With the Wolfpack in place, Camac then announced that it too had acquired a stake in Forte and began its pressure campaign, seeking to force Forte to abandon development of FB-102 and instead liquidate the Company. Such a result would benefit the small group of shareholders like Camac who had only recently bought their shares, but it would harm all of the Company's other shareholders as well as the potential patients who would benefit from the success of the Company's future products.

6. To further pressure the Company into a strategy change that would benefit only Camac and its Wolfpack, on February 17, 2023 Camac nominated defendants Michael G. Hacke and Chris McIntyre (the "Camac Nominees") to Forte's eight-member Board at the Company's 2023 annual meeting. Both candidates were supremely unqualified; indeed, *neither of the Camac Nominees has any experience with drug development or the biotechnology sector*. Nor has either served on the board of a public company. Rather, the sole purpose of nominating Hacke and McIntyre for the Forte Board was to foist Camac insiders on the Company to push for liquidating Forte.

7. Camac knew that Forte's shareholders would reject the Camac Nominees if it told the truth about Camac's goal to liquidate and its collusion with other activists, as well as the truth about Forte and the promise of FB-102. So rather than comply with its basic obligations under the federal securities laws, Camac undertook a campaign of deceit and misinformation. Throughout this campaign:

a. Camac failed to timely disclose the existence of the Wolfpack, and to this day has still not disclosed the extent of the Wolfpack and its coordinated campaign against Forte. The other Wolfpack members include ATG, McIntyre, Funicular Funds, and BML—and could possibly include others;

-3-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 4 of 42 PageID 4

b. Camac has repeatedly filed false and misleading statements with the SEC and in materials it sent to Forte's shareholders. The false information included stating that Camac had not determined to liquidate the Company and the alleged qualifications of the Camac Nominees to be directors of Forte, as well as information Camac knew to be false, such as misstating discussions between representatives of Camac and representatives of the Company as well as the reasons for the resignation of the Company's auditor. Once again, these false and misleading statements about the Company remain in the market today and continue to cause the Company on-going harm and injury.

c. Camac has also failed to disclose its history of engaging in self-dealing transactions with many of the companies that it has invested in, as well as its history of being part of the Wolfpack with the activist investor groups that it helped convince to buy stock in the Company. Camac's pattern of behavior with Forte followed its now familiar pattern with many other companies. This pattern includes identifying a company that has significant amounts of cash on its balance sheet, working with its Wolfpack allies to temporarily depress the company's stock, then buying the stock at a substantial discount to its intrinsic value and seeking to force the company to engage in some type of extraordinary transaction to the benefit of Camac and its allies and to the detriment of the company and its other stockholders. That was, and remains, Camac's goal here.

8. At great cost in time and money to the Company and its senior executives, the Company has, thus far, been able to prevent Camac from succeeding in its effort to raid the cash from Camac, essentially destroying the company. But Camac has not been deterred. To the contrary, all signs indicate that Camac and its Wolfpack allies are preparing to further violate the federal securities laws (as well as related state law) to injure the Company, with the hope that the Company will be forced to engage in actions that will only benefit Camac and its allies.

-4-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 5 of 42 PageID 5

9. Forte thus brings this action to enjoin Camac from further violations of the federal securities laws as well as state law and to recover damages stemming from Defendants' violations of law. Specifically, only by obtaining appropriate relief can Forte ensure that the Company's stockholders and stakeholders will be able to obtain the truth about Camac and its actions, including the necessary disclosure of Camac's goals for the Company and the full information of the Wolfpack members who are supporting Camac in this effort.

## PARTIES

### A. Plaintiff Forte

10. Plaintiff Forte is a Delaware corporation with its principal executive offices in Dallas, Texas. Its stock has traded on the NASDAQ since June 2020. Today, Forte is developing FB-102, a pioneering molecule with six pending U.S. patents. FB-102 has demonstrated first-in-class potential for treating serious autoimmune diseases including GvHD, vitiligo, and alopecia areata. The clinical need for these treatments is described in further detail below, and presents a multi-billion dollar market opportunity.

### B. The Camac Defendants

11. Defendant Camac Fund, LP ("Camac Fund") is a Delaware partnership with a principal place of business at 350 Park Avenue, 13th Floor, New York, New York 10022. Camac Fund is an activist fund, and its principal business is investing in securities. Its stated purpose for investing in Forte was to cause the Company to "abandon its current strategy" and instead "return capital to stockholders" through liquidation.[1] Camac Fund can be served at 350 Park Avenue, 13th Floor, New York, New York 10022 or by service upon its registered agent, Corporation Service Company, 251 Little Falls Dr., Wilmington, Delaware 19808.

12. Defendant Camac Partners, LLC ("Camac Partners") is a Delaware limited liability company, with a principal place of business at 350 Park Avenue, 13th Floor, New York, New York 10022, and Camac Fund's investment manager. Camac Partners can be served at 350 Park Avenue,

---

[1] Ex. C (8/25/2023 Definitive Proxy) at 9.

-5-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 6 of 42 PageID 6

13th Floor, New York, New York 10022 or by service upon its registered agent, Corporation Service Company, 251 Little Falls Dr., Wilmington, Delaware 19808.

13. Defendant Camac Capital, LLC ("Camac Capital") is a Delaware limited liability company, with a principal place of business at 350 Park Avenue, 13th Floor, New York, New York 10022. It is Camac Fund's general partner and the Camac Partner's managing member. Camac Capital can be served at 350 Park Avenue, 13th Floor, New York, New York 10022 or by service upon its registered agent, Corporation Service Company, 251 Little Falls Dr., Wilmington, Delaware 19808.

14. Defendant Eric Shahinian, who upon information and belief resides at 2 Pheasant Ridge Road, Ossining, New York 10562, is the manager of Camac Capital. Serving as Camac Capital's manager is Shahinian's principal occupation.

15. Camac Fund, Camac Partners, Camac Capital, and Shahinian are referred to herein collectively as "Camac."

16. Camac's 13D filings between August 2022 and August 2023 have stated that Camac beneficially owned from 3.6% to 9.8% of Forte's outstanding shares at various times during that period.

### C. The McIntyre Defendants and Hacke

17. Defendant Chris McIntyre, upon information and belief, resides at 3 Serpentine Drive, Glen Mills, Pennsylvania 19342. Chris McIntyre was one of Camac's two nominees to the Forte Board. Chris McIntyre's principal occupation is serving as the Chief Investment Officer and managing partner of defendant McIntyre Capital Management, LP ("McIntyre Capital") and the managing member of each of defendants McIntyre Capital GP, LLC ("McIntyre GP") and McIntyre Capital Management GP, LLC ("McIntyre IM GP").

18. Defendant McIntyre Partnerships, LP ("McIntyre Partnerships") is a Delaware limited partnership, with a principal place of business at 433 Broadway, Suite 633, New York, New York 10013. Like Camac, it is an activist fund, and its principal business is investing in securities. McIntyre Partnerships can be served at 433 Broadway, Suite 633, New York, New York

-6-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 7 of 42 PageID 7

10013, or by service on its registered agent located at 108 W. 13th St., Suite 100, Wilmington Delaware 19801.

19. Defendant McIntyre GP is a Delaware limited liability company, with a principal place of business at 433 Broadway, Suite 633, New York, New York 10013, and the general partner of McIntyre Partnerships. McIntyre GP can be served at 433 Broadway, Suite 633, New York, New York 10013, or by service on its registered agent located at 108 W. 13th St., Suite 100, Wilmington Delaware 19801.

20. Defendant McIntyre Capital is a Delaware limited partnership, with a principal place of business at 433 Broadway, Suite 633, New York, New York 10013, and the investment manager of McIntyre Partnerships. McIntyre Capital can be served at 433 Broadway, Suite 633, New York, New York 10013, or by service on its registered agent located at 108 W. 13th St., Suite 100, Wilmington Delaware 19801.

21. Defendant McIntyre IM GP is a Delaware limited liability company, with a principal place of business at 433 Broadway, Suite 633, New York, New York 10013, and the general partner of McIntyre Capital. McIntyre IM GP can be served at 433 Broadway, Suite 633, New York, New York 10013, or by service on its registered agent located at 108 W. 13th St., Suite 100, Wilmington Delaware 19801.

22. McIntyre Capital, McIntyre GP, McIntyre IM GP, McIntyre Partnerships, and Chris McIntyre are referred to herein collectively as "McIntyre."

23. McIntyre's 13D filings between May and August 2023 have stated that Camac beneficially owned less than 1% of Forte's outstanding shares at various times during that period.

24. Defendant Michael G. Hacke, upon information and belief, resides in Pennsylvania. Along with Chris McIntyre, Hacke was one of Camac's two nominees to the Forte Board. His principal occupation is serving as the managing member of Steel City Capital Investments, LLC, the general partner of Steel City Capital, LP, an investment partnership.

-7-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 8 of 42 PageID 8

### D. The ATG Defendants

25. Defendant ATG Fund II LLC ("ATG Fund II") is a Delaware limited liability company, 805 N. Milwaukee Avenue, Suite 301 Chicago, Illinois 60642. Like Camac and the rest of the Wolfpack, ATG Fund II is an activist fund, and its principal business is investing in securities. ATG Fund II can be served at 805 N. Milwaukee Avenue, Suite 301 Chicago, Illinois 60642 or by service on its registered agent, Corporation Service Company, 251 Little Falls Dr., Wilmington, Delaware 19808.

26. Defendant ATG Capital Management, LLC ("ATG Management") is a Delaware limited liability company, 805 N. Milwaukee Avenue, Suite 301 Chicago, Illinois 60642. It is the sole managing member of ATG Fund II. ATG Management can be served at 805 N. Milwaukee Avenue, Suite 301 Chicago, Illinois 60642 or by service on its registered agent, Corporation Service Company, 251 Little Falls Dr., Wilmington, Delaware 19808.

27. Defendant Gabriel Gliksberg, upon information and belief, resides at 3321 SW 58th St., Fort Lauderdale, Florida 33312. He is the sole managing member of and controls ATG Management.

28. ATG Fund II, ATG Management, and Gliksberg are referred to herein collectively as "ATG."

29. ATG has joined forces with Camac and the rest of the Wolfpack in an attempt to force Forte to liquidate. Indeed, like Camac, in stating its purpose for investing, ATG announced that it believed Forte should abandon its "current business plan and development of its product candidates" and instead should instead "liquidat[e]."

30. As a complement to Camac's proxy contest and the Wolfpack's overall strategy, ATG submitted for vote at the 2023 annual meeting a proposal to restrict the Board's ability to implement or extend stockholder rights plans to fend off coercive or otherwise takeover tactics, including the "creeping" acquisition of a majority of the Company's common stock without the payment of an appropriate control premium to the Company's stockholders. Camac and ATG jointly promoted ATG's proposal in materials they sent to shareholders.

-8-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 9 of 42 PageID 9

31. ATG's 13D filings between August 2022 and August 2023 have stated that ATG beneficially owned from 4% to 9.9% of Forte's outstanding shares at various times during that period.

**E. The Funicular Defendants**

32. Defendant Funicular Funds, LP ("Funicular Funds") is a Delaware limited partnership, with a principal place of business at 2261 Market St., Suite 4307, San Francisco, California 94114. Like Camac and the rest of the Wolfpack, Funicular Funds is an activist fund, and its principal business is investing in securities. Funicular Funds can be served at 2261 Market St., Suite 4307, San Francisco, California 94114, or by service on its registered agent, VCorp Services, LLC, 108 W. 13th St., Suite 100, Wilmington, Delaware, 19801.

33. Defendant The Funicular Fund, LP ("Funicular Feeder Fund") is a Delaware limited partnership, with a principal place of business at 2261 Market St., Suite 4307, San Francisco, California 94114. It is a "feeder fund whose principal business is serving as a feeder fund to [Funicular Funds]." Funicular Feeder Fund can be served at with a principal place of business at 2261 Market St., Suite 4307, San Francisco, California 94114, or by service on its registered agent, VCorp Services LLC, 108 W. 13th St., Suite 100, Wilmington, Delaware, 19801.

34. Defendant Cable Car Capital LLC ("Cable Car") is a California limited liability company, with a principal place of business at 601 California St., Suite 1151, San Francisco, California 941108. It is an investment adviser to Funicular Funds pursuant to a written advisory agreement.

35. Defendant Jacob Ma-Weaver, upon information and belief, resides at 158 Sproule Ln., San Francisco, CA 94108. He is the managing member of Cable Car and the ultimate individual responsible for directing the voting and disposition of shares held by Funicular Funds. He has sole discretionary authority over the accounts of Funicular Funds.

36. Funicular Funds, Funicular Feeder Fund, Cable Car, and Ma-Weaver are referred to herein collectively as "Funicular."

-9-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 10 of 42 PageID 10

37. Funicular has joined forces with Camac and the rest of the Wolfpack in an attempt to force Forte to liquidate. Funicular has stated that rather than use its capital to "proceed with preclinical development" of FB-102, Forte should engage in "a tender offer or other extraordinary transaction to return $20 million."

38. As a complement to Camac's proxy contest and the Wolfpack's overall strategy, like ATG, Funicular submitted for vote at the 2023 annual meeting a proposal opposing the Board's ability to protect stockholders through a stockholder rights plan. Funicular's proposal was an advisory vote to remove the Company's current stockholder rights plan. Camac supported Funicular's proposal, urging in its proxy materials that stockholders vote for it.

39. Funicular's 13D filings between July 2022 and July 2023 have stated that ATG beneficially owned from 7.5% to 9.9% of Forte's outstanding shares at various times during that period.

**F. The BML Defendants**

40. Defendant BML Investment Partners, L.P. ("BML Investment Partners") is a Delaware limited partnership, with a principal place of business at 65 East Cedar, Suite 2, Zionsville, Indiana 46077. Like Camac and the rest of the Wolfpack, BML Investment Partners is an activist fund, and its principal business is investing in securities. BML Investment Partners can be served at 65 East Cedar, Suite 2, Zionsville, Indiana 46077, or by service on its registered agent, Corporation Trust Company, 1209 Orange St., Wilmington, Delaware 19801.

41. Defendant BML Capital Management, LLC ("BML Capital Management") is the sole general partner of BML Investment Partners, with a principal place of business at 65 East Cedar, Suite 2, Zionsville, Indiana 46077.

42. Defendant Braden M. Leonard, upon information and belief, resides at 2971 Ru De Chateaux Ln., Zionsville, Indiana 46077. He is the managing member of BML Capital Management.

43. BML Investment Partners, BML Capital Management, and Leonard are referred to herein collectively as "BML."

-10-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 11 of 42 PageID 11

44. BML has joined forces with Camac and the rest of the Wolfpack in an attempt to force Forte to liquidate. Indeed, BML has called for Forte to "liquidate the company" instead of moving forward with its plan to develop FB-102.

45. BML's 13D filings between July 2022 and September 2023 have stated that ATG beneficially owned from 4.78% to 9.1% of Forte's outstanding shares at various times during that period.

## JURISDICTION AND VENUE

46. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1331 and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

47. This Court has personal jurisdiction over each Defendant because much of the conduct underlying Defendants' violations of law occurred in this District, including Defendants' publication and dissemination of materially false and misleading filings with the Securities and Exchange Commission (the "SEC") from and into this District. Defendants made their false and misleading statements about and in connection with their stock holdings in Forte, which is headquartered in this District.

48. Venue is proper in this district pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act, 15 U.S.C. § 78aa. Defendants' contacts with this forum are substantial, and a substantial part of the events giving rise to Forte's claims occurred in this District.

## FACTUAL ALLEGATIONS

### A. Forte's Leadership Team and Innovative Drug Development Efforts

49. Forte was founded in 2017 by Paul Wagner, Ph.D., with the goal of developing treatments for autoimmune and autoimmune-related diseases. Forte is led by an experienced and talented management team. Forte's CEO Dr. Wagner has over two decades of experience in the biotechnology industry. Tony Riley, Forte's Chief Financial Officer, holds an MBA from the University of Chicago and has thirty years of experience as a financial executive, including fifteen years' experience in the life sciences industry. Forte's Chief Operating Officer, Chris Roenfeldt, holds a B.S. in Chemical Engineering from the University of Colorado and has over two decades

-11-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 12 of 42 PageID 12

of experience in the biotechnology industry. Forte's Chief Scientific Officer, Dr. Hubert Chen, received his medical degree from Columbia University and brings twenty years of experience in the biotechnology industry to the Company. Forte's Chief Technical Officer, Steven Ruhl, holds a B.S. in Microbiology and Chemistry from Brigham Young University and has over four decades' experience in the biotechnology industry. Collectively, Forte's management has 140 years of combined experience in manufacturing, quality, regulatory, and clinical development.

50. Forte's Board is comprised of eight directors—seven outside directors who are independent under the NASDAQ rules and Forte's founder, CEO, and Chairman Dr. Wagner. The Board is divided into three classes with staggered three-year terms. Directors Dr. Wagner and Dr. Lawrence Eichenfield stood for reelection at Forte's 2023 annual meeting of stockholders. Dr. Wagner and Dr. Eichenfield are highly qualified for Board service, with deep biotechnology and development experience.

51. Dr. Wagner has decades of leadership experience in the biotechnology industry. Dr. Wagner founded Forte and has served as Chief Executive Officer and chairman of the Board since. Before founding Forte, Dr. Wagner served as the Head of Corporate Strategy and Development at CANBridge Life Sciences and, before that, was the Chief Financial Officer of Pfenex Inc., a biotechnology company. Dr. Wagner also has served as Director and Portfolio Manager/Sr. Equity Analyst with Allianz Global Investors, where he was responsible for biotechnology and pharmaceutical investments. Prior to that, Dr. Wagner was the Head of Development Licensing at PDL BioPharma, a biopharmaceutical company. Prior to PDL BioPharma, Dr. Wagner was Vice President at Lehman Brothers, a financial services firm. Dr. Wagner received a B.S. from the University of Wisconsin and a Ph.D. in Chemistry from the California Institute of Technology. He is also a CFA charter holder.

52. Dr. Eichenfield, who has served on the Forte Board since 2022, is an accomplished medical doctor who specializes in dermatology. Dr. Eichenfield is chief of pediatric and adolescent dermatology at Rady Children's Hospital-San Diego, as well as vice chair of the Department of Dermatology and a professor of dermatology and pediatrics at UC San Diego School of Medicine.

-12-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 13 of 42 PageID 13

He is the past president of the Society for Pediatric Dermatology and has served on the board of the American Academy of Dermatology. Dr. Eichenfield is also a founding board member of the American Acne & Rosacea Society and is a founder and past co-chair of the Pediatric Dermatology Research Alliance, a collaborative research network. Dr. Eichenfield earned his medical degree from Mount Sinai School of Medicine in New York, was a pediatric resident and chief resident at Children's Hospital of Philadelphia, and completed dermatology training at the Hospital of the University of Pennsylvania. He is board certified in pediatrics, dermatology, and pediatric dermatology.

53. The Board's continuing directors—Scott Brun, M.D.; Stephen Doberstein, Ph.D.; Barbara Finck, M.D.; David Gryska; Steven Kornfeld; and Donald Williams—are similarly accomplished and well-qualified for service on the Board.

54. Since its founding, Forte has worked to advance drugs for autoimmune diseases. Developing novel drugs is a challenging undertaking with a high probability of "failure." There is an approximately 10% probability of successfully taking a drug candidate through the preclinical stage to commercialization. In other words, 90% of the drugs tested by biotechnology companies fail. As such, it is very common for biotechnology companies to experience having a drug candidate fail and then pivoting to a new potential drug candidate. Having a potential therapeutic fail does not represent a failure of management, nor is it an indictment on the company. It is simply how drug development—and the scientific process—works.

55. Those familiar with the process of drug development (and the biotechnology and health sector generally) are well aware of this reality. Indeed, healthcare and biotechnology investors often view the transition period from testing one drug to pursuing a new candidate as a significant opportunity for investment.

56. Forte has experienced this cycle of testing one drug and pivoting to a new lead product. Prior to its current lead product (FB-102), Forte worked to develop FB-401, a biotherapeutic for treating eczema. In 2021, Forte ran a robust Phase II clinical trial study for FB-

-13-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 14 of 42 PageID 14

401. As is common in drug development, FB-401 returned disappointing Phase II results. In September 2021, Forte determined to discontinue its efforts to advance FB-401.

57. The Company then undertook an extensive strategic review process. As the Company publicly disclosed, the Board pursued a potential merger or acquisition, explored liquidating the Company, considered potential collaboration or licensing agreements, and reviewed whether to pursue development of internal drug candidate FB-102—whatever would best maximize stockholder value.

58. Ultimately, in March 2022, the Board announced that it had decided to pursue development of FB-102. The genius of FB-102 is that the molecule works by quieting down key cells in the immune system to prevent them from attacking healthy tissue.

59. FB-102 has shown promise for treating GvHD, a potentially devastating complication from transplants. Up to 50% of transplant recipients develop acute GvHD, typically within three months of receiving their transplant. Acute GvHD has a 70% mortality rate within two years—a devastating figure. Moreover, up to 40% of transplant recipients develop chronic GvHD. Currently, there is only one drug approved for treating GvHD, and it has significant downsides, including a high level of toxicity and only modest ability to effectively treat GvHD.

60. There is thus a real and immediate need for a safer, more effective treatment for GvHD. FB-102 stands to fill that need. In head-to-head studies against the currently available GvHD drug, FB-102 has beaten the existing standard-of-care drug, demonstrating much higher efficacy rates. The market opportunity for a GvHD treatment is greater than $1 billion.

61. FB-102 has also shown potential for treating vitiligo, a chronic autoimmune disorder that causes areas of skin to lose its pigment, and alopecia areata, an autoimmune disease that causes the immune system to attack a person's hair follicles. Both disorders have limited existing treatment options. A treatment for these disorders represents a potential $6 billion market opportunity.

62. In August 2023, Forte announced new key data for FB-102, which confirmed its potential to be a first-in-class treatment for GvHD, vitiligo, and alopecia areata. In a validated

-14-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 15 of 42 PageID 15

preclinical model of acute GvHD, FB-102 reported 90% survival versus 0% survival in the control group and compared to 60% survival on the existing available GvHD drug. When combined with the existing GvHD drug, FB-102 reported 90% survival compared to 0% survival for the control group and 30% survival on the existing drug alone with extended duration of dosing compared to the single agent study.

63. FB-102 currently is slated to enter human clinical trials in early 2024.

**B. Defendants' History of Ransacking Companies for Short-term Gain**

64. Camac is an unabashed self-proclaimed opportunistic activist fund. It has developed a playbook for its "investments." Camac identifies a company that it deems to be undervalued—its recent focus seems to be biotechnology companies attempting to develop therapeutics that will benefit society—acquires a stake in the company, and then instigates for dramatic, long-term-value-destroying actions to be taken.

65. Camac and its allies commonly engage in what is known as a "wolf pack" tactic. Activists deploying a "wolf pack" strategy form a group working in unison to gain control of a corporate board or significantly influence corporate decision making to benefit themselves. Wolf packs pool their informational and financial resources, greatly reducing the cost of seizing corporate control. Wolf packs thus seek to gain high profits at low risk. By purporting to act independently, wolf pack members attempt to skirt corporate defenses and the SEC disclosure rules. That is just what Camac and the rest of the pack have tried to do here, and it is a tactic well-known to Camac.

66. For example, just last year, Camac acquired a stake in Pasithea Therapeutics Corporation ("Pasithea"), a biotechnology company focused on the research and development of treatments for central nervous system disorders. Along with a group of other activists, Camac called on Pasithea's board of directors to halt any major capital allocation and not to initiate or modify any employment contracts for personnel or board members. When Pasithea announced it had completed a valuable strategic acquisition, Camac and its cohort of activists launched a proxy

-15-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 16 of 42 PageID 16

contest, calling for a special meeting to vote on proposals to remove all directors on Pasithea's board of directors.

67. Throughout its proxy contest at Pasithea, Camac and its fellow activists never articulated a specific plan for running the company. Rather, their only stated "plan" was to conduct a strategic review process to consider selling, closing, or liquidating all or parts of Pasithea to return cash to stockholders or to consider potential M&A transactions with unidentified companies. In the end, Pasithea reached a settlement with Camac pursuant to which Camac agreed to a three-year standstill and to dismiss litigation it had filed against Pasithea, while Pasithea agreed to purchase all of Camac's Pasithea shares and to reimburse certain of Camac's fees and expenses.

68. One of the activists involved in Camac's campaign at Pasithea was Funicular. Funicular supported Camac's proxy contest and executed a written consent supporting Camac's proposed special meeting to remove all of Pasithea's directors.

### C. Defendants Buy Forte Stock in an Undisclosed Coordinated Effort and Agitate for Liquidation

69. Around the time that Forte announced the discontinuation of FB-401 and its pivot to FB-102 on March 31, 2022 and thereafter, Defendants began buying up shares of Forte stock. But Defendants did not invest in Forte because they hoped for a long-term return in the event FB-102 proved successful.

70. Rather, as detailed at length below, from the time Defendants invested in Forte, they publicly and privately agitated for the Board to liquidate the Company and distribute any remaining cash to stockholders.

71. Despite Camac's aggressive posture that included the nomination of the Camac Nominees to the Board, in an effort to avoid the costs and burdens of a proxy contest, Forte's counsel engaged with Camac's counsel to explore possible negotiated resolutions. But Camac was obstinate. Counsel for Camac indicated Camac was not open to any resolution that did not involve a complete shift in the Company's operational focus and depletion of the Company's cash reserves

-16-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 17 of 42 PageID 17

in a massive share repurchase program, a position that echoed other shareholders' campaign for liquidation that began shortly after the Company's announcement of its pivot to FB-102.

72. After buying Forte stock a few days before that announcement, BML steadily purchased a significant amount of shares of Forte stock throughout April and May 2022. On May 24, 2022, BML publicly disclosed in a Schedule 13D that it had acquired a 8.94% stake in the Company. BML included a copy of an email it sent to Dr. Wagner earlier that day, which stated that "BML believes that the company should liquidate and return cash to shareholders." This BML email was cited favorably by Camac and ATG in their proxy solicitation materials.

73. That same day, Funicular bought its first shares of Forte stock. Funicular continued buying shares of Forte stock for the next month. On July 5, 2022, Funicular publicly disclosed in a Schedule 13D that it had acquired a 7.5% stake in the Company. Funicular stated that in a phone call with Dr. Wagner, Funicular "expressed a preference for the return of capital to shareholders" and requested that the Board "evaluate … a tender offer or other extraordinary transaction to return $20 million."

74. Two days later, on July 7, 2022, BML publicly disclosed in a Schedule 13D that it held a 9.1% stake in the Company. BML's Schedule 13D contained a copy of an email that BML sent to Dr. Wagner the day before in which BML stated that "[i]t's becoming very clear that a growing percentage of current shareholders are NOT supportive of [the Company's] current plan." BML specifically referenced the Schedule 13D filed by Funicular the day before and "numerous calls we've received since our last filing from others."

75. One week later, on July 12, 2022, Camac began buying up shares of Forte stock. Camac continued to purchase shares of Forte stock for the next several weeks. On August 1, 2022, Camac publicly disclosed in a Schedule 13D that it had acquired a 7.5% stake in the Company. Camac stated that it had purchased shares of Forte stock based on its belief that the Company's "securities, when purchased, were undervalued and represented an attractive investment opportunity." Camac stated that it "may from time to time engage in communications and discussions with … other stockholders of the [Company] concerning, among other things, Board

-17-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 18 of 42 PageID 18

composition and corporate governance, levels of expenditures, and appropriate compensation levels of management and the Board."

76. Around the same time, Funicular purchased more shares of Forte stock over the span of a few days. On July 19, 2022, Funicular publicly disclosed in a Schedule 13D that it held a 9.9% stake in the Company. Funicular criticized the adoption of the Company's stockholder rights plan and stated that it "risks creating the impression of a [Board] more focused on its own entrenchment than in the proper exercise of its fiduciary obligations." Funicular also reiterated its request that the Board evaluate a potential tender offer and "note[d] the sufficiency of [Funicular's] available capital resources, without financing conditions, and willingness to engage in such discussions [regarding the possibility of transactions that are approved by the Board] if the Board so desires."

77. The day after Camac bought its first shares of Forte stock, ATG did the same. Beginning on July 13, ATG went on a buying spree and steadily purchased a significant number of shares of Forte stock over the next month. On August 4, 2022, ATG publicly disclosed in a Schedule 13D that it had acquired a 9.9% stake in the Company. Like Camac, ATG stated that it had purchased shares of Forte stock based on its belief that the shares, "when purchased, were undervalued and represented an attractive investment opportunity." ATG stated that its "current intention" was to engage in discussions with the Company and/or "third parties … regarding potential alternatives and recommendations that [ATG] believe[s] would present the opportunity for more immediate and certain value creation for the [Company's] stockholders in lieu of proceeding with [the Company's] current business plan and development of its product candidates," including "liquidation of the [Company's] assets and return of capital to [its] stockholders."

78. Over the next few days, Camac continued to buy shares of Forte stock. On August 9, 2022, Camac publicly disclosed in a Schedule 13D that it held a 9.8% stake in the Company. Camac again stated that it had purchased shares of Forte stock based on its belief that the

-18-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 19 of 42 PageID 19

Company's "securities, when purchased, were undervalued and represented an attractive investment opportunity."

79. At around the same time, BML continued buying shares of Forte stock. On August 15, 2022, BML publicly disclosed in a Schedule 13D that it held a 7.2% stake in the Company. BML's Schedule 13D contained a copy of an email from BML to Dr. Wagner in which BML described what it claimed was the "stupid stuff" done by the Company and reiterated that Forte shareholders "would be far better off if the Board had decided to liquidate rather than rolling the dice" on FB-102.

80. That same day and each of the following two days, Funicular bought shares of Forte stock. On August 18, 2022, Camac publicly disclosed in a Schedule 13D that it held a 7.1% stake in the Company. Camac attached its August 17, 2022 press release calling for liquidation of Forte and "Urg[ing] the Board to Reverse Course and Return Capital to Long-Suffering Shareholders - or Risk Facing Action from Camac." In its press release, Camac acknowledged the "emergence" of separate Schedule 13D filers, and "put[] the Board on notice that Camac is prepared to take any and all actions to protect its investment," including, among other things, "garnering support from fellow shareholders to remove all directors for cause" pursuant to the Company's bylaws. Camac pressed that the "Board should promptly announce a plan to return capital to shareholders." In other words: liquidate now or else.

81. The following week, on August 24, 2022, Funicular publicly disclosed in a Schedule 13D that it held an 8.0% stake in the Company and attached an August 24, 2022 letter to the Board in which Funicular expressed its dissatisfaction with the Company's stockholder rights plan and ongoing capital raise (described below). This Funicular letter to the Board was cited favorably by Camac and ATG in their proxy solicitation materials.

82. Over the next month, Funicular engaged in a buying spree of shares of Forte stock, acquiring over 342,000 shares between August 25, 2022 and September 21, 2022. On September 22, 2022, Funicular publicly disclosed in a Schedule 13D that it held a 9.99% stake in the

-19-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 20 of 42 PageID 20

Company. Funicular stated that it purchased these shares "in order to partially offset the dilutive effect" of the Company's ongoing capital raise.

83. During the last two weeks of September 2022, Camac purchased additional shares of Forte stock. On September 28, 2022, Camac publicly disclosed in a Schedule 13D that it held an 8.2% stake in the Company. Camac reattached its August 17, 2022 press release calling for liquidation of Forte and reiterated that it is "prepared to take action against the Board if necessary, though no written plan or agreement to take such action is currently in place."

84. What Camac did not disclose, however, is that it was already engaged in a wolfpack strategy with three of Forte's largest shareholders—ATG, BML, and Funicular.

**D. The Board Works To Advance Forte's Drug Development**

85. The Board considered Defendants' liquidation demands, but ultimately was unanimous in its determination that it would not be in the best interests of Forte's stockholders to return capital to stockholders or dissolve the Company at that time. Instead, the Board determined the best use of the Company's available capital was to continue developing FB-102.

86. The Board accordingly remained focused on running the Company and advancing FB-102. Since the beginning of 2022, the Company has added four renowned, independent directors to the Board, including two medical doctors (directors Finck and Brun), a Ph.D. with decades of experience in the biotechnology space (director Doberstein), and a highly experienced C-suite level financial executive (director Gryska). Their collective experience with drug development and scientific experience will be invaluable in efforts to develop FB-102.

87. The Board also strengthened its scientific team. In June 2022, Forte announced that Dr. Chen, a decorated drug development scientist and physician, had joined Forte as its President and Chief Scientific Officer. Dr. Chen brings impressive translational medicine and drug approval experience to the Company.

88. In addition to bolstering its leadership team, Forte recognized it would need substantial capital to take FB-102 through human clinical trials. To that end, in July and August 2022, the Company raised approximately $7 million through "at-the-market" offerings (the "ATM

-20-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 21 of 42 PageID 21

Offerings"). The purpose of the ATM Offerings was to further strengthen the Company's balance sheet to sustain the development of FB-102.

89. Even with the ATM Offerings, Forte required additional cash to continue the advancement of FB-102. The Board thus set out to raise additional capital for the FB-102 program.

90. The Company—despite historically challenging capital market conditions—was able to do so. And remarkably so. Based on the promising data for FB-102, Forte was able to secure approximately $25 million in funding (the "Private Placement") primarily from top-tier outside institutional investors (the "Institutional Investors"). The Institutional Investors include Alger, BVF Partners, Farallon Capital Management, Perceptive Advisors, and Tybourne Capital Management. The support from these preeminent institutional investors confirmed the meaningful potential for FB-102.

91. In addition to the Institutional Investors, certain members of Forte management and the Board—including Dr. Wagner—invested a collective $1.2 million in the Private Placement. Their participation demonstrated both their commitment to the future of the Company and the promise of FB-102.

92. Under the terms of the Private Placement, the Company issued (i) 15.2 million shares of common stock at a purchase price of $1.006 per share, and (ii) 9.7 million pre-funded warrants (the "Warrants") at a purchase price of $1.005 per Warrant. The offering was made at no discount to Forte stock's market price and had no dilutive warrant coverage.

93. The proceeds from the Private Placement will be used to support the advancement of FB-102 as it heads into human clinical trials in 2024.

94. On August 1, 2023, the Company publicly announced the Private Placement. Following the announcement, the Company's stock price rose by approximately 30% in the aftermarket.

95. In response, Camac promptly sold approximately 500,000 shares of its previous 1.8 million holdings—roughly 30% of its total stake—bringing Camac's position to approximately 3.6% of the total voting power of the Company. After Camac sold off its shares, Forte's stock price

-21-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 22 of 42 PageID 22

fell precipitously. Camac's aggressive stock sales, including in the illiquid aftermarket, opportunistically drove down the Company's stock price.

96. At the same time, ATG sold call options on Forte's stock. ATG thus had a direct interest in suppressing the Company's stock price to prevent losing money on their short position of the Company's stock.

### E. Camac Launches a Proxy Contest Fueled by Misinformation and Certain Defendants Belatedly Announce Their Formation of a Group

97. When the Board would not capitulate to Camac's liquidation demands, Camac tried to up the ante by seeking to gain control of two seats on Forte's Board. On February 17, 2023, Camac nominated the Camac Nominees for election to Forte's eight-member Board at the September 2023 annual meeting of stockholders.

98. The same day, Camac and the Camac Nominees entered a Joint Filing and Solicitation Agreement and formed a group for the purpose of soliciting proxies for the election of the Camac Nominees to the Board. Camac publicly disclosed the group in a Schedule 13D filed that same day.

99. Neither Camac Nominee has any experience in the biopharmaceutical industry or with drug development, has ever held a position at a biotechnology company, or has any prior experience serving on the board of a public company. As evidenced by the decisive vote in favor of the incumbent Forte nominees, the Camac Nominees would have been entirely unfit for service on Forte's Board.

100. After the Camac Nominees were nominated, certain Defendants continued buying shares for Forte stock. Between February 22 and March 2, 2023, McIntyre bought over 39,000 shares of Forte stock. Between March 3 and March 29, 2023, BML bought over 250,000 shares of Forte stock. On March 29, 2023, BML publicly disclosed in a Schedule 13D that it held a 8.26% stake in the Company.

-22-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 23 of 42 PageID 23

101. In an effort to solicit proxy votes in favor of the Camac Nominees, Defendants issued a deluge of proxy solicitation materials, including proxy statements, press releases, and presentations, targeting Forte's stockholders in advance of the September 2023 annual meeting.

102. On May 25, 2023, Camac filed a Schedule 14A Preliminary Proxy Statement with the SEC soliciting shareholder votes to elect the Camac Nominees to the Board (the "Preliminary Proxy"). Attached hereto as Exhibit A is a true and correct copy of the Preliminary Proxy. The Preliminary Proxy informed stockholders that "a vote for [Camac's] candidates is a vote for *abandoning the current plan and returning capital to stockholders*." *Id.* at 8 (emphasis added).

103. The same day, Camac publicly disclosed in a Schedule 13D that McIntyre entered into a Joinder Agreement to the Joint Filing and Solicitation Agreement, thereby joining the group previously formed by Camac and the Camac Nominees. Camac and McIntyre publicly disclosed the group in a Schedule 13D filed that same day.

104. On July 6, 2023, Funicular publicly disclosed in a Schedule 13D that it sent a letter to Forte containing a proposal for presentation to the stockholders at the annual meeting to terminate the shareholder rights plan.

105. Immediately after the announcement of the Private Placement on August 1, 2023, Camac promptly sold nearly 500,000 shares of Forte stock on August 1 and 2, 2023, which had the effect of instantly driving down the price of Forte stock. This was the only time since Camac first acquired Forte stock over year earlier that Camac sold certain of its shares.

106. On August 3, 2023, Camac and McIntyre publicly disclosed in a Schedule 13D that they were dissatisfied with the Company's decision to enter into the Private Placement, which Camac and McIntyre claim "served to entrench the Board in the face of widespread stockholder discontent."

107. Despite Camac's dissatisfaction, it bought back over 240,000 shares of Forte stock at the recently depressed price just a few days later between August 7 and 10, 2023.

108. On August 10, 2023, ATG publicly disclosed in a Schedule 13D its dissatisfaction with the Private Placement, which caused ATG to drop below a 5% ownership stake in the

-23-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 24 of 42 PageID 24

Company. Like Camac and McIntyre, ATG claimed that the Private Placement "served to entrench the Board despite significant stockholder dissatisfaction." ATG also included a proposal for presentation to the stockholders at the annual meeting to amend the Company's bylaws to require that the adoption or amendment of any rights plan require ratification by the stockholders to be effective.

109. Also on August 10, 2023, Camac filed litigation in the Delaware Court of Chancery seeking, in connection with Forte's then-upcoming annual meeting, to enjoin counting the votes of the institutional investors that participated in the Private Placement at the annual meeting, or any subsequent contested director election. Among other things, Camac claimed that its unqualified nominees were "virtually certain" to win election but for the Private Placement, despite the fact that the new investors were free to vote their shares however they choose and have no motive (as pled or otherwise) to make significant investments in Forte to facilitate any alleged entrenchment goals. Such allegations underscore that Camac had been in touch and coordinating with other investors in the period leading up to the lawsuit.

110. On August 17, 2023, Camac and ATG filed an amended Schedule 14A Preliminary Proxy Statement with the SEC soliciting shareholder votes to elect the Camac Nominees to the Board (the "Amended Preliminary Proxy"). Attached hereto as Exhibit B is a true and correct copy of the Amended Preliminary Proxy.

111. On August 23, 2023, Camac, the Camac Nominees, and McIntyre publicly disclosed in a Schedule 13D that on August 16, 2023 they formed a group with ATG for the purpose of soliciting proxies for the election of the Camac Nominees to the Board.

112. On August 24, 2023, Camac and ATG filed a Schedule 14A Definitive Proxy with the SEC (the "Definitive Proxy," together with the Amended Preliminary Proxy, the "Proxy"), which was largely identical to the Amended Preliminary Proxy. Attached hereto as Exhibit C is a true and correct copy of the Definitive Proxy.

113. Between August 25, 2023 and the September 19, 2023 Annual Meeting, Defendants filed additional proxy solicitation materials, totaling over 100 pages. These additional proxy

-24-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 25 of 42 PageID 25

solicitation materials include, *inter alia*, a presentation, a fight letter, and press releases, and are attached hereto as Exhibits D-J.

114. These voluminous proxy solicitation materials contain numerous incorrect and distorted statements.

115. The Proxy and the additional proxy solicitation materials were riddled with materially false and/or misleading statements meant to undermine Forte, its Board, and management to stockholders in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder regarding the following topics: (1) Defendants' intention to liquidate Forte; (2) confidential settlement discussions between Camac's counsel and the Company's counsel; (3) the Company's founder and CEO's belief in the long-term viability of Forte; (4) the Company's stock price since its IPO; (5) the Company's meetings with investors; and (6) the resignation of the Company's auditor.

**Statements Regarding Defendants' Intention to Liquidate Forte**

116. In their proxy solicitation materials, Defendants made materially false and/or misleading statements regarding their true plans for Forte if the Camac Nominees were elected to the Board.

117. In additional proxy solicitation materials filed by Defendants with the SEC on August 31, 2023, which included an investor presentation titled "The Case for Boardroom Change at Forte Biosciences" (the "Defendants' Investor Presentation"), Defendants claimed, "*To be clear*: our Group is not demanding the liquidation of Forte, rather, we want all directors to thoroughly and objectively investigate the potential pathways to maximize stockholder value." Ex. D (8/31/2023 Investor Presentation) at 16.

118. In additional proxy solicitation materials field by Defendants with the SEC on September 6, 2023, which included a press release, the Camac Nominees claimed, "[W]e have no pre-set agenda or pre-conceived notions regarding Forte and would act with an open mind if elected by stockholders." Ex. F (9/6/2023 Press Release). In the same press release, Defendants

-25-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 26 of 42 PageID 26

claimed, "Our Group has repeatedly made clear that there needs to be accountability in the boardroom and is not demanding liquidation." *Id.*

119. These statements were materially false and/or misleading when made because they mischaracterized Defendants' agenda for the Company, which was publicly disclosed for the first time over one year ago and routinely thereafter: to agitate for a quick liquidation of the Company and distribution of capital to stockholders.

120. Far from advocating for the Board to "investigat[e] the potential pathways to maximize shareholder value," one year ago Camac "[u]rge[d] the Board to Reverse Course and Return Capital to Long-Suffering Shareholders – or Risk Facing Action from Camac" in a press release accompanying its Schedule 13D/A filed on August 17, 2022. Ex. H (8/17/2022 Schedule 13D/A Ex. 99.2 Press Release). In the same press release, Camac unequivocally called for liquidation of the Company:

> "*[T]he Board should consider how to return capital to the Company's long-suffering shareholders*. We are now putting the Board on notice that Camac is prepared to take any and all actions to protect its investment, which could include initiating litigation against the directors and garnering support from fellow shareholders to remove all directors for cause pursuant to section 20(b) of the Company's bylaws. It seems to us that the Board is more focused on entrenchment than honoring its fiduciary duties. *If that is not the case, the Board should promptly announce a plan to return capital to shareholders*."

*Id.* (emphasis added).

121. Camac's counsel also reinforced Camac's intention to agitate its way to a liquidation of the Company during a discussion with the Company's counsel in which the parties discussed a potential negotiated resolution to avoid a costly and distracting proxy fight. During that discussion on March 9, 2023, Camac's counsel "suggested multiple potential frameworks to reach an agreement, including options where one director candidate would be appointed to the Board with one incumbent director resigning, the formation of a committee to explore strategic alternatives *and the Company agreeing to immediately return $25.3 million of capital*, or

-26-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 27 of 42 PageID 27

alternatively, two new director candidates being appointed to the Board and two incumbent directors resigning." Ex. C (Definitive Proxy) at 7 (emphasis added).

122. As explained in the Company's additional proxy solicitation materials filed with the SEC on September 1, 2023, which included an investor presentation (the "Forte Investor Presentation"), Camac's settlement "offer" would have essentially liquidated the company: "As of the end of March the Company has ~$36m in cash and were utilizing ~$6.7m per quarter. By co-opting $25.3m in cash the Company would have been left with just over 1 quarter of cash and could not have continued options (*would be liquidated*)." Ex. I (9/1/2023 Forte Investor Presentation) at 5 (emphasis added).

123. Indeed, the Forte Investor Presentation explained that during such settlement negotiations, "counsel for Camac Fund indicated that *their client was not open to any negotiated solution that did not include a complete shift of operational focus and depleting the Company's cash reserves to fund a large share repurchase program*." *Id.* at 22.

124. Camac continued its call for liquidation of the Company in the Preliminary Proxy: "If elected, the [Camac] Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to implement strategies that are in the best interest of stockholders, *including through the return of capital*." Ex. A (5/25/2023 Preliminary Proxy) at 2 (emphasis added). The Preliminary Proxy in no uncertain terms informed stockholders that "a vote for our [Camac's] candidates is a vote for *abandoning the current plan and returning capital to stockholders*." *Id.* at 8 (emphasis added).

125. Moreover, Defendants approvingly cited the "widespread interest from stockholders for the Company to *abandon its current strategy and return capital to stockholders*" in the Amended Preliminary Proxy and Definitive Proxy. Ex. B (8/17/2023 Amended Preliminary Proxy) at 10 (emphasis added); Ex. C (8/24/2023 Definitive Proxy) at 10 (emphasis added). Indeed, Defendants acknowledged, "*we have previously advocated for an immediate return of capital, and that need is now urgent*" and submitted that the choice facing stockholders was "*whether they prefer[ed] to stay the course or receive some value from their investment*." Ex. B

-27-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 28 of 42 PageID 28

(8/17/2023 Amended Preliminary Proxy) at 22 (emphasis added); Ex. C (8/24/2023 Definitive Proxy) at 22 (emphasis added).

126. In the very same Investor Presentation in which Defendants claimed they were "not demanding the liquidation of Forte," Defendants criticized the Private Placement as being priced "well under liquidation value" and also asserted "[i]n our view, *a stock that trades below cash per share is a stock that investors believe* ***is not worth any ongoing business***." Ex. D (8/31/2023 Investor Presentation) at 10, 14 (emphasis added).

127. In that same presentation, Defendants also emphasized other investors' calls for liquidation, including BML Capital Management ("BML") and Cable Car Capital ("Cable Car"). Specifically, Defendants highlighted BML's view that "*shareholders would be far better off if the Board had decided to liquidate the company and return cash to shareholders rather than pushing forward with its current plan*," and Cable Car's "*preference for the return of capital to shareholders*." *Id.* at 9 (emphasis added).

**<u>Statements Misrepresenting Confidential Settlement Discussions Between Forte's Counsel and Camac's Counsel</u>**

128. In their proxy solicitation materials, Camac attempted to re-write history, fundamentally mischaracterizing confidential settlement discussions between Camac's counsel and the Company's counsel.

129. The Proxy falsely recounted such confidential settlement discussions, which occurred shortly after the Camac Nominees were nominated. Specifically, Camac claimed that "[o]n March 9, 2023, Camac's counsel again had a telephone call with the Company's counsel in an attempt to reach a mutually agreeable resolution. … While noting the likelihood that Camac may prevail in getting the [Camac] Nominees elected to the Board at the Annual Meeting, the Company's counsel relayed that if Dr. Wagner was not reelected at the Annual Meeting, the Board planned to immediately reappoint him as a director following the meeting." Ex. B (8/17/2023 Amended Preliminary Proxy) at 7; *see also* Ex. C (8/24/2023 Definitive Proxy) at 7 (same); *see also* Ex. A (5/25/2023 Preliminary Proxy) at 7 (same).

-28-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 29 of 42 PageID 29

130. Similarly, in additional proxy solicitation materials filed by Defendants with the SEC on August 25, 2023, Defendants falsely claimed that the Board "[i]ndicat[ed] (through Company counsel) that while Camac may prevail in having its director candidates elected to the Board, if Dr. Wagner was not reelected at the upcoming Annual Meeting by stockholders, the Board planned to immediately reappoint him as a director following the Annual Meeting." Ex. E (8/25/2023 Fight Letter) at 3.

131. In additional proxy solicitation materials filed by Defendants with the SEC on August 31, 2023, which included the Defendants' Investor Presentation, Defendants falsely stated, "the Company has already indicated that Dr. Wagner will be reappointed either way and we believe his removal will send a clear message that the status quo is not acceptable." Ex. D (8/31/2023 Investor Presentation) at 16.

132. In additional proxy solicitation materials filed by Defendants with the SEC on September 14, 2023, which included a press release, Defendants similarly falsely claimed, this time by quoting an ISS report, "Although the board had the option of engaging directly with the dissident [...] the board opted to have its outside counsel negotiate in the board's place. This led to an interaction in which counsel [...] threatened that if shareholders voted the CEO off the board, the remaining directors would expand the board and re-appoint him." Ex. G (9/14/2023 press release) at 3.

133. These statements were materially false and/or misleading when made because they mischaracterized statements made by the Company's counsel during the confidential settlement discussions. [[Rather than dismissing the possibility that the Camac Nominees may prevail in the proxy contest and insisting that "the Board planned to immediately reappoint him as a director," the Company's counsel was speaking hypothetically while discussing what it understood to be Camac's end game and theorizing how it would play out.]]

**Statements Regarding Dr. Wagner's Belief in Forte's Long-Term Viability**

-29-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 30 of 42 PageID 30

134. In their proxy solicitation materials, Defendants made multiple materially false and/or misleading statements regarding Dr. Wagner's belief in, and commitment to, the development of FB-102 and the long-term viability of the Company.

135. In additional proxy solicitation materials filed by Defendants with the SEC on August 31, 2023, which included the Defendants' Investor Presentation, Defendants claimed, "We question how much Dr. Wagner believes in the long-term viability of Forte, given he has been an active seller in recent years." Ex. D (8/31/2023 Investor Presentation) at 10.

136. In additional proxy solicitation materials filed by Defendants with the SEC on August 25, 2023, which included a shareholder fight letter, Defendants stated, "Dr. Wagner sold 1 million shares of Forte in September 2021, netting approximately $4.35 million in cash. We seriously question how much Dr. Wagner believes in the long-term viability of compound FB-102, or Forte for that matter, given he has been an active seller in recent years." Ex. E (8/25/2023 Fight Letter) at 3.

137. These statements were materially false and/or misleading when made because they mischaracterize Dr. Wagner's belief in, and commitment to, the development of FB-102 and the long-term viability of the Company.

138. Far from being an "active seller in recent years," Dr. Wagner sold certain of his Forte shares *over two years ago* in September 2021. Since then, Dr. Wagner has repeatedly purchased Forte shares, including in the open market and the Private Placement. Such purchases were publicly disclosed, and the latter was acknowledged by Defendants in the same Defendants' Investor Presentation in which they questioned Dr. Wagner's belief in the long-term viability of the Company: "The Company allowed Dr. Wagner, certain executives and other directors to participate in the 2023 Private Placement by selling them $1.16 million in stock while excluding ordinary investors and not running a full capital raise process." Ex. D (8/31/2023 Investor Presentation) at 13.

139. The proxy solicitation materials also conveniently ignore that Dr. Wagner's total compensation decreased approximately 78% from 2021 to 2022. This is a far cry from questionable

-30-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 31 of 42 PageID 31

commitment to the Company; instead, it is evidence of Dr. Wagner's clear and unwavering belief in the long-term viability of Forte.

**Statements Regarding the Decline of Forte's Stock Price Since its IPO**

140. In their proxy solicitation materials, Defendants attempted to frame Forte as a company that would be better off closing up shop than continuing to develop a promising new drug, purportedly due in part to the drop in its stock price since its IPO in April 2017.

141. The Proxy claims that Forte has a "[t]rack record of value destruction: [s]ince the closing of the Company's initial public offering in April 2017, the share price has declined approximately 99% and the Company has accumulated losses of $102.7 million since inception." Ex. B (8/17/2023 Amended Preliminary Proxy) at 10; Ex. C (8/24/2023 Definitive Proxy) at 10; *see also* Ex. A (5/25/2023 Preliminary Proxy) at 8.

142. In additional proxy solicitation materials filed by Defendants with the SEC on August 31, 2023, which included the Defendants' Investor Presentation, Defendants claimed that there has been "Significant Value Destruction Under Chair and CEO Dr. Wagner" and that "Forte has delivered negative total stockholder returns … and significantly underperformed relevant indices over all relevant time horizons," including "since [the] IPO." Ex. D (8/31/2023 Investor Presentation) at 8.

143. These statements were materially false and/or misleading when made because none of the current Board members, including the two incumbent directors seeking reelection at the 2023 annual meeting, were in place until June 2020 at the earliest. Accordingly, the drop in Forte's stock price since the IPO through June 2020 was not (and could not have been) under the direction of any of the current Board members. Defendants' statements in the proxy solicitation materials misrepresent that the decrease in the Forte stock price dating back to the IPO occurred during the current Board's tenure.

144. These statements were also materially false and/or misleading because they suggest that Defendants themselves suffered losses due to the decrease in stock price. In reality, ATG and

-31-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 32 of 42 PageID 32

Camac purchased Forte stock in June and July 2022, respectively, only *after* Forte had already decided to pursue FB-102.

**Statements Regarding Meetings with Investors**

145. Defendants' proxy solicitation materials include multiple materially false and/or misleading statements regarding Forte's willingness to meet with investors.

146. The Proxy claims that Defendants "have been approached by numerous significant stockholders, all of whom indicated that management has been unwilling to speak with them." Ex. B (Amended Preliminary Proxy) at 10; Ex. C (Definitive Proxy) at 10; *see also* Ex. A (Preliminary Proxy) at 8.

147. In additional proxy solicitation materials filed by Defendants with the SEC on August 31, 2023, which included a shareholder fight letter, Defendants similarly claimed that the Board "[f]ail[ed] to constructively engage with multiple 13D filers to improve Forte's go-forward strategy, financial performance or governance policies." Ex. E (8/25/2023 Fight Letter) at 3.

148. These statements are materially false and/or misleading because they mischaracterize Forte's willingness to meet with investors. In reality, Forte has met with investors that requested such meetings [during the course of Defendants' proxy contest], including [Cable Car].

149. As Defendants acknowledged, Camac's counsel met with Forte's counsel on March 9, 2023, to explore avenues to a possible negotiated resolution. Ex. C (Definitive Proxy) at 7. And, as explained in Forte's Investor Presentation, Camac's counsel met with Forte's counsel again on August 7, and 8, 2023 to explore avenues to a negotiated resolution in an attempt to avoid a proxy fight and threatened litigation by Camac against Forte. Ex. I (Forte Investor Presentation) at 22.

**Statements Regarding the Resignation of the Company's Auditor**

150. Finally, Defendants' proxy solicitation materials include a materially false and/or misleading statement regarding the resignation of Forte's independent registered public accountant, Mayer Hoffman McCann P.C. ("MHM").

-32-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 33 of 42 PageID 33

151. In additional proxy solicitation materials filed by Defendants with the SEC on August 31, 2023, which included the Defendants' Investor Presentation, Defendants claimed, "Concerningly, the Company's auditor, Mayer Hoffman McCann P.C., recently resigned stating that 'the Company had ineffective controls to sufficiently review the completeness and accuracy of the annual tax provision.'" Ex. D (8/31/2023 Investor Presentation) at 7.

152. These statements were materially false and/or misleading when made because when MHM informed Forte on July 31, 2023 that it would not stand for re-appointment for the fiscal year ending December 31, 2024, MHM did not make any statement about *why* it resigned.

153. As explained in the Form 8-K filed by Forte with the SEC on August 4, 2023, "MHM's audit reports on the Company's financial statements as of and for the years ended December 31, 2021 and 2022 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles." Ex. J (8/4/2023 Form 8-K).

154. The same Form 8-K continued: "During the years ended December 31, 2021 and 2022, and during the subsequent interim period through August 4, 2023, there were no (a) disagreements with MHM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to MHM's satisfaction, would have caused MHM to make reference to the subject matter thereof in connection with its reports for such periods; or (b) reportable events, … other than in connection with *management's conclusions* in its annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the [SEC] on March 31, 2023 (as amended), that the Company had ineffective controls to sufficiently review the completeness and accuracy of the annual tax provision." *Id.* (emphasis added).

155. In a letter addressed to the SEC and attached as an exhibit to the Form 8-K, MHM stated, "We have read Item 4.01 of Forte Biosciences, Inc.'s Form 8-K dated August 4, 2023, and we agree with the statements set forth in Item 4.01, insofar as they relate to our firm."

-33-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 34 of 42 PageID 34

156. It was materially false and/or misleading for Defendants to claim that MHM "resigned stating that 'the Company had ineffective controls to sufficiently review the completeness and accuracy of the annual tax provision'" when such a statement was actually Forte management's own conclusion disclosed in the Company's annual report *five months earlier*.

### F. Forte Has Suffered Irreparable Injury as a Result of Defendants' Unlawful Conduct

157. In a last-ditch effort to garner support for the Camac Nominees, BML publicly disclosed in a Schedule 13D a few days before the annual meeting that "BML plan[ned] to vote its shares in favor of proposals put forth by [Camac and ATG]." BML did not disclose that it was acting as part of the previously disclosed group comprised of Camac, the Camac Nominees, McIntyre, and ATG.

158. Despite BML's attempt to gain sufficient support for the Camac Nominees, Forte's stockholders overwhelmingly voted in favor of Forte's two nominees, Dr. Wagner and Dr. Eichenfield, re-electing them to the Board by a substantial margin.

159. While Forte's stockholders saw through Defendants' misrepresentations and misleading half-truths and voted against the Camac Nominees, Forte was nonetheless harmed, and continues to be harmed, by Defendants' conduct. To combat Defendants' violations of law, Forte was forced to file numerous proxy solicitation materials, prepare and conduct an extensive presentation to ISS, and hire independent consultants and attorneys.

160. In addition to the time and distraction caused by Defendants' violations of law, Forte has been forced to expend significant sums to combat Defendants' misinformation. Rather than having those funds available to support the Company's critical drug development efforts, Forte was forced to divert them to fight Defendants' smear campaign.

161. Moreover, Camac is currently engaged in an effort to overturn the election through a meritless lawsuit it filed in Delaware state court. Forte continues to expend significant sums and effort to defeat Camac's claims there, which also rely on its campaign of misinformation.

-34-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 35 of 42 PageID 35

162. Defendants' conduct also drove down the Company's stock price. Defendants have opportunistically attempted to manipulate Forte's stock price, and Defendants' false and misleading public statements to stockholders have caused the Company's stock price to fall. Forte recently received notice that, for the last 30 consecutive business days, the minimum bid price of the Company's common stock had been below the $1.00 per share minimum requirement for continued listing on the NASDAQ. The Company is working to regain compliance with the minimum bid price requirement, an effort that could be jeopardized if Defendants' false and misleading statements are not corrected, or by any additional false and misleading statements from Defendants.

## FIRST CAUSE OF ACTION

### Violation of 15 U.S.C. § 78n(a) and 17 C.F.R. § 240.14a-9

### (Against Camac, the Camac Nominees, McIntyre, and ATG)

163. Forte repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein.

164. Camac, the Camac Nominees, McIntyre, and ATG solicited proxies in favor of the Camac Nominee at the Company's 2023 annual meeting. As discussed above, Defendants' proxy solicitation materials are replete with materially false and misleading statements in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

165. Camac, the Camac Nominees, McIntyre, and ATG had a duty to provide truthful disclosures in connection with their solicitation of Forte's stockholders' proxies.

166. Camac, the Camac Nominees, McIntyre, and ATG knew their statements were materially false and misleading at the time they were made. Alternatively, at a minimum, Camac, the Camac Nominees, McIntyre, and ATG were negligent in making their false and misleading statements.

-35-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 36 of 42 PageID 36

167. The proxy solicitation materials filed by Camac, the Camac Nominees, McIntyre, and ATG are materially false and misleading because, as described above, they misstate or omit material information relating to (1) Defendants' plans for the Company if the Camac Nominees were elected to the Board; (2) confidential settlement discussions between Camac's counsel and the Company's counsel; (3) Dr. Wagner's belief in and commitment to the long-term viability of the Company; (4) the Company's stock price since its IPO; (5) the Company's meetings with investors; and (6) the resignation of the Company's auditor.

168. Camac, the Camac Nominees, McIntyre, and ATG's false and misleading statements were material because they would have significantly altered the total mix of information available to a reasonable stockholder in deciding how to vote in connection with Forte's 2023 director elections.

169. Camac, the Camac Nominees, McIntyre, and ATG's false and misleading statements have damaged Forte, including by causing Forte to expend significant costs in defending against Camac, the Camac Nominees, McIntyre, and ATG's false and misleading statements in connection with the proxy contest.

170. If uncorrected, Camac, the Camac Nominees, McIntyre, and ATG's materially misleading statements and omissions in their proxy solicitation materials will harm Forte stockholders' ability to make fully informed decisions regarding the Company, its business prospects, and the suitability of Forte's management and directors going forward, constituting clear and irreparable harm.

171. Forte has no adequate remedy at law.

**SECOND CAUSE OF ACTION**

**Violation of 15 U.S.C. § 78m(d) – Failure to File Schedule 13D**

**(Against All Defendants)**

172. Forte hereby repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein.

-36-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 37 of 42 PageID 37

173. Section 13(d) of the Exchange Act requires that any person that indirectly or directly becomes the beneficial owner of more than 5% of a company's registered stock must publicly report their ownership interest to the company and the market. Under Section 13(d) and its implementing regulations, such person must file a statement known as Schedule 13D with the SEC within 10 days after acquiring beneficial ownership of more than 5% of any class of the corporation's voting securities. 15 U.S.C. § 78m(d); 17 C.F.R. § 240.13d-1.

174. Under Section 13(d), "When two or more persons act as a partnership, limited partnership, syndicate, or other group for purposes of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a 'person' for the purposes of" the "beneficial owner" inquiry. 15 U.S.C. § 78m(d)(3).

175. Section 13(d) requires that investors acting as a group must disclose the group's existence and make plain through a Schedule 13D their intentions with respect to acquiring, holding, or disposing of the issuer's stock, as well as any agreements, arrangements, or understandings concerning the corporation's securities.

176. Under Rule 240.13d-2, if a material change occurs in the facts set forth in an investor's Schedule 13D, the investor is required to promptly disclose that change by amending its Schedule 13D. 17 CFR § 240.13d-2(a).

177. When an investor fails to comply with Section 13(d), the issuer of the shares has standing to bring an action to compel compliance. As the issuer of Forte stock, Forte has standing to bring an action against Defendants.

178. As detailed above, Camac, McIntyre, ATG, Funicular, BML, and the Camac Nominees acted and continue to act together as a group within the meaning of Section 13(d) and its implementing regulations and collectively were the beneficial owners of more than 5% of Forte's common stock, requiring them to report as a group on Schedule 13D.

179. Despite their formation as a group, Defendants have not filed a Schedule 13D disclosing that Funicular or BML are part of the group.

-37-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 38 of 42 PageID 38

180. By the time Camac, the Camac Nominees, and McIntyre belatedly disclosed that ATG joined their group on August 23, 2023, Camac and ATG had been coordinating as a group for nearly an entire year.

181. Defendants failed to file a Schedule 13D disclosing their coordination as a group.

182. Defendants' failure to file complete Schedule 13Ds has irreparably injured Forte and its stockholders by depriving them of information to which they are lawfully entitled and which is necessary to understand Defendants' purposes and plans concerning Forte.

183. Forte has no adequate remedy at law.

**THIRD CAUSE OF ACTION**

**Violation of 15 U.S.C. § 78m(d) – Filing of False and Misleading Schedule 13Ds**

**(Against All Defendants)**

184. Forte hereby repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein.

185. Section 13(d) of the Exchange Act precludes the filing of false and/or misleading disclosure schedules. *United States v. Bilzerian*, 926 F.2d 1285, 1298 (2d Cir. 1991) ("A duty to file under § 13(d) creates the duty to file truthfully and completely") [REPLACE WITH 5TH CIR. CASE].

186. When an investor fails to comply with Section 13(d), the issuer of the shares has standing to bring an action to compel compliance. As the issuer of Forte stock, Forte has standing to bring an action against Defendants.

187. On August 1, 2022, Camac filed a Schedule 13D related to its acquisition of Forte shares. It filed amended Schedule 13Ds on August 8, 2022, August 17, 2022, September 28, 2022, February 21, 2023, May 25, 2023, July 5, 2023, August 3, 2023, and August 23, 2023. Each of these Schedule 13Ds were signed by Eric Shahinian, on behalf of Camac Fund, Camac Partners, Camac Capital, and himself. By this signature, Camac certified that "to the best of our knowledge and belief . . . the information set forth in this statement is true, complete, and correct."

-38-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 39 of 42 PageID 39

188. On August 4, 2022, ATG filed a Schedule 13D related to its acquisition of Forte shares. It filed an amended Schedule 13D on August 10, 2023 and joined in filing an amended Schedule 13D with Camac on August 23, 2023. Each of these Schedule 13Ds were signed by Gliksberg on behalf of ATG Fund II, ATG Capital Management, and himself. By this signature, ATG certified that "to the best of my knowledge and belief . . . the information set forth in this statement is true, complete and correct."

189. On May 4, 2022, BML filed a Schedule 13G related to its acquisition of Forte shares. On May 24, 2022, BML filed a Schedule 13D related to its acquisition of Forte shares. It filed amended Schedule 13Ds on July 7, 2022, August 15, 2022, March 29, 2023, and September 15, 2023. Each of these Schedule 13Ds were signed by Braden M Leonard on behalf of BML Capital Management, LLC. By this signature, BML certified that "to the best of my knowledge and belief . . . the information set forth in this statement is true, complete and correct."

190. On July 5, 2022, Funicular filed a Schedule 13D related to its acquisition of Forte shares. It filed amended Schedule 13Ds on July 19, 2022, August 24, 2022, September 22, 2022, and July 6, 2023. Each of these Schedule 13Ds were signed by Jacob Ma-Weaver on behalf of Funicular Funds, LP and The Funicular Fund, LP, and himself. By this signature, Funicular certified that "to the best of my knowledge and belief . . . the information set forth in this statement is true, complete, and correct."

191. The Schedule 13Ds filed by Camac, ATG, BML, and Funicular failed to disclose that those entities were working together as a group as alleged above.

192. In the event that Camac and ATG's statements in their proxy solicitation materials that their group "is not demanding the liquidation of Forte" was not false or misleading, each of the Schedule 13Ds filed by Camac and ATG prior to August 23, 2023 urging Forte to liquidate and return capital to shareholders contained materially false or misleading statements in violation of Section 13(d).

-39-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 40 of 42 PageID 40

193. Defendants' failure to file accurate Schedule 13Ds has irreparably injured Forte and its stockholders by depriving them of information to which they are lawfully entitled and which is necessary to understand Defendants' purposes and plans concerning Forte.

194. Forte has no adequate remedy at law.

## FOURTH CAUSE OF ACTION

### Tortious Interference with Prospective Business Relations

### (Against All Defendants)

195. Forte hereby repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein.

196. Forte enjoyed existing and prospective business relationships in that it is a publicly traded company routinely seeking additional investors.

197. Defendants engaged in the wrongful conduct detailed above, including their manipulation of the market for Forte's stock for short-term gain and in order to facilitate their smear campaign in aid of their proxy contest.

198. As a result of Defendants' smear campaign, the current and other potential investors in the Company planned to invest further in the Company were dissuaded from doing so.

199. Defendants' interference with investors' potential investments in Forte was knowing and intentional.

200. As a result of Defendants' wrongful conduct, Forte was injured in that Forte and its shareholders lost out on the economic opportunity and value that could have been achieved by the potential further investments but for Defendants' misconduct.

201. Defendants' actions were gross, wanton, willful, and in furtherance of a conspiracy to maliciously harm and damage Forte and defraud the investing public, for which damages should be awarded.

## PRAYER FOR RELIEF

WHEREFORE, Forte respectfully requests that the Court enter judgment in its favor as follows:

-40-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 41 of 42 PageID 41

A. Declaring Defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder;

B. Declaring Defendants' Schedule 13Ds and the amendments thereto violate Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-101 promulgated thereunder;

C. Directing Defendants to file a proxy statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Ordering Defendants to amend and correct by public means the misrepresentations and omissions in their Schedule 13Ds and the amendments thereto, including their failure to disclose their status as members of a stockholder group within the meaning of Section 13(d) of the Exchange Act and Rule 13d-5 promulgated thereunder, and preliminarily and permanently enjoining Defendants from trading in Forte stock until they have done so;

E. Enjoining Defendants from issuing future public filings containing materially misleading and false statements;

F. Awarding Forte damages to compensate it for harm caused by Defendants' violations of law, including the costs of this action and reasonable attorneys' fees; and

G. Awarding Forte such other and further relief as the Court finds appropriate and just.

**DEMAND FOR JURY TRIAL**

Forte hereby demands a jury trial on all issues that can be heard by a jury.

Dated: October 27, 2023

/s/ *Stephen C. Rasch*
Stephen C. Rasch
stephen.rasch@hklaw.com
Texas State Bar No. 16551420
Michael W. Stockham
michael.stockham@hklaw.com
Texas State Bar No. 24038074
Laura C. Lashus
laura.lashus@hklaw.com
Texas State Bar No. 24126410
**HOLLAND & KNIGHT LLP**

-41-

Case 3:23-cv-02399-N Document 1 Filed 10/28/23 Page 42 of 42 PageID 42

One Arts Plaza
1722 Routh Street Suite 1500
Dallas, TX 75201
Telephone: (212) 969-1700

**ATTORNEYS FOR PLAINTIFF**
**FORTE BIOSCIENCES, INC.**

-42-